Contact

www.linkedin.com/in/ikenna-obi-8a202b52 (LinkedIn)
www.teamparadigm.net (Company)

Top Skills

Business Development

Business Strategy

Strategic Planning

Languages

Dutch (Professional Working)

Russian (Limited Working)

English (Native or Bilingual)

German (Limited Working)

Japanese (Professional Working)

French (Full Professional)

Spanish (Professional Working)

Chinese (Limited Working)

Ikenna Obi

Co-CEO of Fluyo | Polyglot | YouTuber (880k subs)

New York City Metropolitan Area

Summary

https://www.youtube.com/watch?v=EgO37j5aSFw

Content creator making language learning related content for an international audience.

Experience

Fluyo

CEO & Co-founder

January 2020 - Present (5 years 1 month)

Worldwide

#1 most funded app in Kickstarter history, launching soon

Fluyo is an all-in-one language learning app designed to be the most fun and effective way to learn a language ever created.

Ikenna YouTube Channel

Language YouTuber

June 2017 - Present (7 years 8 months)

New York City Metropolitan Area

I run a YouTube channel with over 800,000 subscribers where I teach people how to learn languages, demonstrate my ability to speak the 7 languages I've learned and entertain my audience!

General Assembly

Business Development

November 2014 - April 2015 (6 months)

I worked with a bunch of incredible people at GA and I'm incredibly lucky to have had the opportunity to work full time on key projects that matter.

At General Assembly, we are creating a global community of individuals empowered to pursue work they love, by offering full-time immersive programs,

long-form courses, and classes and workshops on the most relevant skills of the 21st century – from web development and user experience design, to business fundamentals, to data science, to product management and digital marketing.

Anook
Head of Marketing
December 2012 - August 2014 (1 year 9 months)

Responsible for growing the community, developing and employing marketing strategies,
training marketing interns and directing the marketing team.

- Increased user base from 2,000 to 60,000 members during time period Q4 2012 to Q1
2014. Without utilizing a marketing budget of any sorts.

-Networked with and persuaded dozens of large YouTubers (100,000+ subscribers) to join
Anook and taught them how to best engage their fans.

-Strengthened the community by leading community wide events and encouraging popular
members to showcase the benefits of the Anook platform.

Team Paradigm
Co-Founder & NA Division Manager / Media Manager
February 2012 - July 2013 (1 year 6 months)
International

Responsible for forming company, hiring employees, recruiting professional gamers, and
securing Angel funding.

-Managed over 70 people internationally.

-Managed company website, YouTube, Facebook and Twitter accounts.

-Employed marketing strategies garnering company website 70,000 views a day at peak.

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Education

University of Twente

University of Pennsylvania - The Wharton School
Leadership in the Business World · (2013 - 2013)

Kudan Institute of Language and Culture (九段日本文化研究所日本語学院#)
· (2014 - 2014)